UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended         June 30, 2026

GREENLITE HOLDINGS, INC.
(Exact name of issuer as specified in its charter)

Delaware	39-4960887
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

101 Park Ave, Suite 1300
Oklahoma City, OK 73102
(Full mailing address of principal executive offices)

(801) 474-7191
(Issuer’s telephone number, including area code)

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

The Company was incorporated on October 17, 2025.  As a result, material changes in the Company’s Statement of Operations for the six months ended June 30, 2026 compared to the six months ended June 30, 2025 cannot be made.

For the six months ended June 30, 2026 the Company’s operating expenses consisted primarily of office supplies and professional fees.

The Company had a net loss of $(62,575.13) for the six months ended June 30, 2026 as compared to a net loss of $(40,570) for the period ended December 31, 2025.

Capital Resources and Liquidity

The Company’s sources and (uses) of cash for the six months ended June 30, 2026 are shown below:

Cash (used) by operations:	$(62,575.13)
Loan from Jonathan Lewis	119,832.51

Trends

The factors that will most significantly affect our future operating results, liquidity and capital resources will be:

Population Migration to Secondary Markets

Many secondary markets have experienced population inflows driven by relative housing affordability, employment opportunities, and quality-of-life considerations, supporting demand for rental housing.

Affordability-Driven Rental Demand

Elevated home prices and higher mortgage interest rates have constrained homeownership affordability, contributing to sustained demand for multifamily rental housing, particularly in lower-cost secondary markets.

Capital Market Volatility

Rising interest rates and tighter credit conditions have reduced transaction volumes and created pricing dislocations in the multifamily sector, potentially presenting acquisition opportunities while also increasing financing costs and operational risk.

Emphasis on Operational Performance

Industry participants have increasingly focused on active asset management, expense control, and selective value-add improvements to maintain competitiveness, rather than relying solely on rent growth.

Regulatory and Policy Uncertainty

State and local governments continue to evaluate tenant-protection measures, rent regulations, and affordable housing initiatives, which may increase compliance costs or limit operational flexibility.

Construction and Supply Constraints

Higher construction costs, labor shortages, and longer development timelines have constrained new multifamily supply in many secondary markets, potentially supporting occupancy at existing properties while increasing renovation and redevelopment costs.

Other than the foregoing, we do not know of any trends, events or uncertainties that have had, or are reasonably expected to have, a material impact on:

•revenues or expenses;

•any material increase or decrease in liquidity; or

•expected sources and uses of cash.

Off-Balance Sheet Financing Arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a current or future effect on our financial condition, revenues, and results of operations, liquidity or capital expenditure.

Contractual Obligations

As of June 30, 2026 we did not have any material capital obligations.

Item 2.  Other Information

None.

Item 3.  Financial Statements

GREENLITE HOLDINGS, INC.

JUNE 30, 2026

FINANCIAL STATEMENTS

(Unaudited)

GREENLITE HOLDINGS, INC.

BALANCE SHEET

June 30, 2026
ASSETS
Current Assets
Cash	$157,257.38
TOTAL ASSETS	$157,257.38

LIABILITIES & EQUITY
Liabilities
Long Term Liabilities
Loan from Jonathan Lewis	$260,406.51
Total Long Term Liabilities	260,406.51
Total Liabilities	260,406.51
Equity
Retained (Deficit)	(40,574.00)
Net Loss	(62,575.13)
Stockholders' Deficit	(103,149.13)
TOTAL LIABILITIES & STOCKHOLDERS' DEFICIT	$157,257.38

GREENLITE HOLDINGS, INC.

STATEMENT OF OPERATIONS

Six Months Ended
June 30, 2026
Expenses
Advertising and Promotions	$21.68
Office Supplies	1,668.46
Professional Fees	60,937.50
Total Expenses	62,627.64
Loss from Operations	(62,627.64)

Other Income
Interest Income	52.51
Total Other Income	52.51
Net Loss	$(62,575.13)

The Company was incorporated on October 17, 2025.  As a result, a Statement of Operations for the six months ended June 30, 2026 is not available.

In the opinion of the Company’s management, all adjustments necessary in order to make these interim financial statements not misleading have been included.

GREENLITE HOLDINGS CORP

STATEMENT OF STOCKHOLDERS' EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2026

	Paid in	Retained	Total
	Capital	Earnings	Stockholders' Equity
Balance at December 31, 2025	$-	$(40,574.00)	$(40,574.00)
Net loss	-	(62,575.13)	(62,575.13)
Balance at June 30, 2026	$-	$(103,149.13)	$(103,149.13)

GREENLITE HOLDINGS, INC.

STATEMENT OF CASH FLOWS

Six Months Ended
June 30, 2026
CASH FLOWS FROM OPERATIONS
Net Loss	$(62,575.13)
Net cash (used in) operations	(62,575.13)

FINANCING ACTIVITIES
Loan from Jonathan Lewis	119,832.51

CASH FLOWS FROM FINANCING ACTIVITIES	119,832.51
Net cash increase for period	57,257.38
Cash at beginning of period	100,000.00
Cash at end of period	$157,257.38

The Company was incorporated on October 17, 2025.  As a result, a Statement of Cash Flows for the six months ended June 20, 2025 is not available.

GREENLITE HOLDINGS CORP

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2026

NOTE 1 - Business Description

The Company’s was incorporated on October 17, 2025, and its corporate office is located at 101 Park Avenue, Suite 1300, Oklahoma City, Oklahoma 73102.

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation - The accompanying financial statements have been prepared by the Company in accordance with Generally Accepted Accounting Principles (“GAAP”) in the United States of America. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the Company’s financial position, results of operations and cash flows at June 30, 2026 and for the six months ended June 30, 2026 have been made.

Accounting Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated by management.

Revenue Recognition – The Company’s revenue will be derived primarily from rents. The Company recognizes revenue in accordance with ASC Topic No. 606. In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers. ASU 2014-09 is a comprehensive revenue recognition standard that superseded nearly all existing revenue recognition guidance under prior GAAP and replaced it with a principles-based approach for determining revenue recognition. The core principle of the standard is the recognition of revenue upon the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. In general, we determine revenue recognition by: (1) identifying the contract, or contracts, with our customer; (2) identifying the performance obligations in the contract; (3) determining the transaction price; (4) allocating the transaction price to performance obligations in the contract; and (5) recognizing revenue when, or as, we satisfy performance obligations by transferring the promised goods or services.

The Company recognizes revenue when the customer has a leased space under contract for the month being reported or determinable and collectability is reasonably assured.

Segment Reporting - We manage the Company as one reportable segment, Greenlite Holdings, Inc.  Rents are the source of our revenues. The segment information aligns with how the Company’s Chief Operating Decision Maker (“CODM”) reviews and manages our business. The Company’s CODM is the Company’s Chief Executive Officer.

Financial information and annual operating plans and forecasts are prepared and are reviewed by the CFO. CFO assesses performance for Membership rent segment and decides how to allocate resources based on revenue and net income that is reported on the Statements of Operations. The Company’s objective in making resource allocation decisions is to optimize the financial results.

For our single reportable segment-level financial information, total assets, and significant non-cash transactions, see the Financial Statements.

NOTE 3 – Related Party Transactions

As of June 30, 2026, non-interest-bearing advances totaling $260,406.51 were advanced to the Company by the Company’s Chief Executive Officer.

NOTE 4 – Stockholders’ Equity

Effective March 4, 2026 the Company amended and restated its Articles of Incorporation as follows:

•The Company changed its name from Greenlite Holdings Corp to Greenlite Holdings, Inc.

•The total number of shares of all classes of stock which the Corporation has the authority to issue is 126,451,000.

•The Corporation has two authorized classes of stock, referred to as Common Stock and Preferred Stock. There are 100,451,000 shares of authorized Common Stock (“Common Stock”), and 26,000,000 shares of authorized Preferred Stock (“Preferred Stock”), of which 26,000,000 shares of Preferred Stock are designated as “Series A-1 Preferred Stock” (the Series A-1 Preferred Stock shall as be referred to as “Series A Preferred Stock”).

•The Common Stock was subdivided into two series consisting of 82,950,500 shares designated as Class A Common Stock, (the “Class A Common Stock”), and 17,500,500 shares designated as Class B Common Stock (the “Class B Common Stock”).

NOTE 5 – Income Taxes

The Company accounts for income taxes using the asset and liability method. As of December 31, 2025, the Company had net operating loss carry forwards of $103,149.13, which may be used to offset future taxable income.

NOTE 6 – Subsequent Events

None.

Item 4.Exhibits

2.1	Certificate of Incorporation(1)
2.2	Amended and Restated Certificate of Incorporation(1)
2.3	Bylaws(1)
4.1	Form of Subscription Agreement(1)
6.1	Manhattan Street Capital Engagement Agreement(1)
6.2	Restricted Stock Purchase Agreement between the Company and Rod Turner(1)

(1)Incorporated by reference from the same exhibit filed with the Company’s Form 1-A filed on May 29, 2026.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter):
Greenlite Holdings, Inc.

By:	/s/ Jonathan Lewis,
Chief Executive Officer

Date:	September 24, 2026

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:	/s/ Ken Jones,
Principal Financial and Accounting Officer

Date:	September 24, 2026